

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 15, 2014

Via E-mail
Sanjay Arora
Chief Executive Officer
Terrapin 3 Acquisition Corporation
590 Madison Avenue, 35th Floor
New York, New York 10022

      Re: Terrapin 3 Acquisition Corporation
              Amendment No. 2 to Registration Statement on Form S-1
              Filed July 11, 2014
              File No. 333-196980

Dear Mr. Arora:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to prior comment one and we partially reissue the comment. We are unable to locate disclosure regarding the specific contingency discussion in the discussion of the contingent forward purchase contract on page 11. Also, please revise the last full paragraph on page 17 and the first risk factor on page 47 to clearly disclose that the consent can be withheld for any reason.

Exhibits

2. We note that Exhibits 1.1 and 10.10 are missing exhibits, schedules and/or attachments. Please file the exhibits in their entirety.

You may contact Jamie Kessel, at (202) 551-3727, or Rufus Decker, at (202) 551-3769, if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper, at (202) 551-3329 or Pam Howell, at (202) 551-3357, with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director

cc: Douglas S. Ellenoff, Esq.
       Ellenoff Grossman & Schole LLP